Buffered Market Participation Securities
Linked to the Russell 2000® Index

Filed Pursuant to Rule 433
Registration No. 333-158385
January 8, 2010

FREE WRITING PROSPECTUS
(To Free Writing Prospectus dated January 8, 2010,
Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009
and Product Supplement April 9, 2009)

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction, and involve risks including possible loss of the principal amount due to the credit risk of HSBC.

INDICATIVE TERMS

Issuer	HSBC USA Inc.
Issue	Buffered Market Participation Securities Linked to the Russell 2000® Index
Reference Asset	The Russell 2000® Index
Pricing Date	January 22, 2010
Settlement Date	January 27, 2010
Final Valuation Date	July 22, 2011
Maturity Date	July 27, 2011
Principal Amount	$1,000 per Note
Payment at Maturity	You will receive a cash payment on the Maturity Date, per $1,000 principal amount of securities, calculated as follows: ***If the Reference Return is greater than or equal to zero***, you will receive the lesser of: a) $1,000 + ($1,000 × Reference Return); and b) $1,000 + ($1,000 × Maximum Cap). ***If the Reference Return is less than or equal to zero but greater than or equal to the Buffer Value***, you will receive $1,000 per $1,000 principal amount of securities (zero return). ***If the Reference Return is less than the Buffer Value***, you will receive a cash payment on the maturity date, per $1,000 principal amount of securities, calculated as follows: $1,000 + [$1,000 × (Reference Return + 25%)] Under these circumstances, you will lose 1% of the principal amount of your securities for each percentage point that the Reference Return is below the Buffer Value. For example, because the Buffer Value protects the first 25% of loss, if the Reference Return is -40%, you will suffer a 15% loss and receive 85% of the principal amount. ***You should be aware that if the Reference Return is less than the Buffer Value, you may lose up to 75% of your investment.***
Maximum Cap	10.00% to 12.00%. The actual Maximum Cap will be determined on the Pricing Date.
Buffer Value	-25%
Reference Return	Final Level – Initial Level / Initial Level
Initial Level	The Official Closing Level of the Reference Asset on the Pricing Date.
Final Level	The Official Closing Level of the Reference Asset on the Final Valuation Date.
Official Closing Level	The closing level of the Reference Asset on any scheduled trading day as determined by the calculation agent and displayed on Bloomberg Professional® service page "RTY <Index>", or any successor page on Bloomberg Professional® service or any successor service, as applicable.
CUSIP	4042K0L60

* Subject to adjustment as described under "Specific Terms of the Notes — Market Disruption Events" in the accompanying product supplement and "Additional Terms Relating to the Securities" in the accompanying Free Writing Prospectus.

Securities Description

If the Reference Return is positive, your securities provide you with the upside performance of the Reference Asset up to the Maximum Cap, which will be determined on the Pricing Date.

If the Reference Return is negative or zero but is greater than or equal to the Buffer Value, your principal is protected and you will receive your principal back at maturity. If the Reference Return is less than the Buffer Value, you will lose 1% of the principal amount of the securities for each percentage point that the Reference Return is below -25%. YOU MAY LOSE UP TO 75% OF THE PRINCIPAL AMOUNT OF YOUR INVESTMENT.

This investment is applicable for investors who believe that the Reference Return will appreciate over the term of the securities who seek to participate in the positive performance of the Reference Asset and who seek limited principal protection for only the first 25% decline in the level of the Reference Asset, in exchange for exposure to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is less than -25%.

Highlights

- Participate on a 1-to-1 basis in the positive performance of the Reference Asset up to the Maximum Cap.

- You will receive a return of at least the return of your principal at maturity up to the Maximum Cap as long as the Reference Return is not below the Buffer Value.

- You will lose 1% of your principal amount for every 1% that the Reference Return is below -25%.

Example Payoff Diagram:

The following diagram illustrates some hypothetical payoff possibilities for the securities based upon the -25% Buffer Value and assuming a Maximum Cap of 11.00% (The midpoint of the expected Maximum Cap range of 10.00% to 12.00%). Please note the actual Maximum Cap will be determined on the Pricing Date.

Reference Return	Participation in Reference Return	Securities Return
25%	100% Upside to Max	11%
11%		11%
10%		10%
5%		5%
-5%	Buffer on -25%	0%
-15%		0%
-25%		0%
-26%	1x Loss Beyond Buffer	-1%
-35%		-10%



Our affiliate HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker dealers or will offer the securities directly to investors. See "Supplemental Plan of Distribution (Conflicts of Interest) in the accompanying Free Writing Prospectus.

INVESTOR SUITABILITY

The securities may be suitable for you if:

- You seek an investment with a return linked to the potential positive performance of the Reference Asset, and you believe the level of the Reference Asset will increase over the term of the securities.
- You are willing to invest in the securities based on the Maximum Cap indicated herein, which may limit your return at maturity. The actual Maximum Cap will be determined on the Pricing Date.
- You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is less than -25%.
- You are willing to forego dividends or other distributions paid to holders of stocks comprising the Reference Asset.
- You do not seek current income from this investment.
- You do not seek an investment for which there is an active secondary market.
- You are willing to hold the securities to maturity.
- You are comfortable with the creditworthiness of HSBC, as issuer of the securities.

The securities may not be suitable for you if:

- You believe the Reference Return will be negative on the Final Valuation Date or that the Reference Return will not be sufficiently positive to provide you with your desired return.
- You are unwilling to invest in the securities based on the Maximum Cap indicated herein, which may limit your return at maturity. The actual Maximum Cap will be determined on the Pricing Date.
- You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is below -25%.
- You seek an investment that is 100% principal protected.
- You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.
- You prefer to receive the dividends or other distributions paid on any stocks included in the Reference Asset.
- You seek current income from your investment.
- You seek an investment for which there will be an active secondary market.
- You are unable or unwilling to hold the securities to maturity.
- You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the securities.

CERTAIN RISKS AND CONSIDERATIONS

Purchasing the securities involves a number of risks. It is suggested that prospective investors reach a purchase decision only after careful consideration with their financial, legal, accounting, tax and other advisors regarding the suitability of the securities in light of their particular circumstances. See "Risk Factors" in the accompanying Free Writing Prospectus, Product Supplement and Prospectus Supplement for a discussion of risks, which include:

- The securities are not fully principal protected and you may lose up to 75% of your initial investment.
- The appreciation on the securities, if any, is limited by the Maximum Cap.
- Payment, if any, is subject to the ability of HSBC to pay its obligations as they become due and market value of the securities may be affected by HSBC's actual and perceived creditworthiness.
- Certain built-in costs are likely to adversely affect the value of the securities prior to maturity and the securities should be viewed as long term instruments.
- The return on the securities is linked to the performance of an equity index and may be positive or negative.
- The return on the securities does not necessarily reflect the full performance of the reference asset.
- Your yield may be less than that of a standard debt security of comparable maturity.
- You will not receive any periodic interest payments on the securities.
- There may be little or no secondary market for the securities—the securities will not be listed or displayed on any securities exchange or quotation system.
- There is a potential conflict of interest in that we or our affiliates play a variety of roles, including acting as calculation agent and hedging our obligations under the securities, during which the economic interests of the calculation agent or other affiliates of ours are potentially adverse to your interests as an investor in the securities.
- The securities are subject to significant risks not associated with conventional fixed rate or floating rate debt securities.
- These securities are not bank deposits and are not insured by the FDIC or any other U.S. federal or state government agency.

This Free Writing Prospectus relates to one note offering linked to the reference asset identified on the cover page. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates only to the reference asset identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the reference asset or as to the suitability of an investment in the securities.

You should read this document together with the Prospectus dated April 2, 2009, the Prospectus Supplement dated April 9, 2009, the Product Supplement dated April 9, 2009 and the Free Writing Prospectus dated January 8, 2010. If the terms of the securities offered in this Free Writing Prospectus are inconsistent with those described in the accompanying Product Supplement, Prospectus Supplement or Prospectus, the terms described in this Free Writing Prospectus will control. If the terms of the securities offered in this Free Writing Prospectus are inconsistent with those described in the accompanying Free Writing Prospectus, the terms described in the other Free Writing Prospectus will control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page S-3 of the Prospectus Supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities. As used herein, references to "HSBC", "we", "us" and "our" are to HSBC USA Inc. All references to "Enhanced Market Participation Notes" in the accompanying product supplement shall refer to these Buffered Market Participation Securities.

HSBC has filed a registration statement (including a Prospectus) and a second Free Writing Prospectus with the Securities and Exchange Commission for the offering to which this Free Writing Prospectus relates. Before you invest, you should read the Prospectus, the Prospectus Supplement, the Product Supplement and the other Free Writing Prospectus for more complete information about the issuer and this offering. You may get these items for free by visiting EDGAR on the SEC website at www.sec.gov Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus, Prospectus Supplement, Product Supplement or Free Writing Prospectus if you request it by calling toll free, 1-866-811-8049.
You may also obtain:

- the Free Writing Prospectus at http://www.sec.gov/Archives/edgar/data/83246/000114420410001120/v170951_fwp.htm
- the Product Supplement at http://www.sec.gov/Archives/edgar/data/83246/000114420409019791/v145840_424b2.htm
- the Prospectus Supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm
- the Prospectus at http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

We are using this Free Writing Prospectus to solicit from you an offer to purchase the securities. You may revoke your offer to purchase the securities at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. In the event of any material changes to the terms of the securities, we will notify you.